EXHIBIT 99.2









                    STOCK PURCHASE AGREEMENT

                          by and among

                   EMBOTELLADORA ANDINA S.A.,

                    INVERSIONES FREIRE LTDA.,

                  INVERSIONES FREIRE DOS LTDA.,

                  CITICORP BANKING CORPORATION

                               and

                   BOTTLING INVESTMENT LIMITED


                  Dated as of September 5, 1996


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                    STOCK PURCHASE AGREEMENT

                       TABLE OF CONTENTS

                                                                 Page

     ARTICLE 1 PURCHASE AND SALE OF SHARES                         1
               1.1  Purchase and Sale of Acquired Andina Shares    1
               1.2  Aggregate Subscription Price                   2

     ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF ANDINA            2
               2.1  Power and Authority; Enforceability            2
               2.2  Organization                                   2
               2.3  Capital Stock                                  3
               2.4  Andina Reports; Financial Statements           4
               2.5  No Undisclosed Liabilities                     5
               2.6  No Conflict                                    5
               2.7  Litigation and Claims                          6
               2.8  Employee Contracts, Union Agreements
                    and Benefit Plans                              6
               2.9  Labor Relations                                7
               2.10 Environmental Matters                          7
               2.11 Required Licenses and Permits                  8
               2.12 Insurance Policies                             8
               2.13 Contracts and Commitments                      9
               2.14 Absence of Certain Changes or Events           9
               2.15 Compliance With Law                           11
               2.16 Tax Matters                                   11
               2.17 Status as a Foreign Issuer;
                    No Significant U.S. Presence                  13
               2.18 Other Registration Rights                     13
               2.19 Takeover Statutes                             13
               2.20 Vote Required; Board Recommendation           13
               2.21 No Third-Party Invasion of Territory Claims   13

     ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF
               CITICORP AND SPC                                   13
               3.1  Power and Authority; Enforceability           14
               3.2  Organization                                  14
               3.3  No Conflict                                   14

     ARTICLE 4 CERTAIN COVENANTS AND AGREEMENTS                   14
               4.1  Conduct of Business by Andina                 14
               4.2  Inspection and Access to Information;
                    Confidentiality                               15
               4.3  Information Statement                         16
               4.4  New York Stock Exchange Matters               16
               4.5  Shareholder Matters                           17
               4.6  Preemptive Rights Offering; Reclassification  17
               4.7  Further Assurances                            17
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               4.8  Public Announcements                          17
               4.9  Assignment of Preemptive Rights               18
               4.10 SPC Covenants                                 18

     ARTICLE 5 CONDITIONS                                         18
               5.1  Condition to Each Party's Obligations         18
               5.2  Conditions to Obligations of Citicorp
                    and SPC                                       18
               5.3  Conditions to Obligations of Andina Parties   19
               5.4  No Other Conditions; Effect of
                    Certain Breaches                              20

     ARTICLE 6 ACTIONS REQUIRED AT CLOSING                        20
               6.1  Share Certificates of Andina                  20
               6.2  Aggregate Subscription Price                  20
               6.3  Further Assurances                            20

     ARTICLE 7 INDEMNIFICATION                                    21
               7.1  Survival                                      21
               7.2  Indemnification by Andina Parties             21
               7.3  Indemnification by Citicorp and SPC           22
               7.4  Notice of Claim                               22
               7.5  Third Party Claims                            23

     ARTICLE 8 TERMINATION                                        24
               8.1  Termination and Abandonment                   24
               8.2  Effect of Termination                         24

     ARTICLE 9 MISCELLANEOUS                                      24
               9.1  Entire Agreement; Amendment                   24
               9.2  Successors and Assigns                        25
               9.3  Schedules and Exhibits                        25
               9.4  Counterparts                                  25
               9.5  Headings                                      25
               9.6  Modification and Waiver                       25
               9.7  Notices                                       25
               9.8  GOVERNING LAW                                 26
               9.9  Construction                                  26
               9.10 Specific Performance                          27
               9.11 Consent to Jurisdiction, Etc.                 27
               9.12 Translations                                  27
               9.13 No Third-Party Beneficiaries                  27
               9.14 "Including"                                   28
               9.15 References                                    28
               9.16 Material Adverse Effect                       28
               9.18 Exchange Rate                                 28
               9.19 Severability                                  28

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                    STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement"), made and entered into this 5th day of September, 1996, by and among EMBOTELLADORA ANDINA S.A., a corporation organized under the laws of Chile ("Andina"), INVERSIONES FREIRE LTDA., a limited liability company organized under the laws of Chile ("Freire One"), INVERSIONES FREIRE DOS LTDA., a limited liability company organized under the laws of Chile ("Freire Two," and together with Freire One, the "Majority Shareholders"), CITICORP BANKING CORPORATION, a banking corporation organized under the laws of Delaware, U.S.A. ("Citicorp"), and BOTTLING INVESTMENT LIMITED, a corporation organized under the laws of the Cayman Islands ("SPC").


                   W I T N E S S E T H:

     WHEREAS, the Majority Shareholders own of record and beneficially 200,001,969 shares of the capital stock of Andina representing approximately 56.72% of the outstanding shares of capital stock of Andina;

     WHEREAS, Citicorp owns of record and beneficially all of the outstanding shares of capital stock of SPC;

     WHEREAS, the parties hereto desire to effect the issuance and sale of certain shares of capital stock of Andina to SPC pursuant to this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:


                            ARTICLE 1
                   PURCHASE AND SALE OF SHARES

     Upon the terms and subject to the conditions of this Agreement, the parties hereto agree as follows:

     1.1 PURCHASE AND SALE OF ACQUIRED ANDINA SHARES. SPC agrees to purchase from Andina and Andina agrees to sell, transfer, convey and deliver to SPC at the Closing (as defined in Article 6) good and marketable title in and to 24,000,000 fully paid and nonassessable shares of the existing Common Stock (the "Common Stock") of Andina (the "Acquired Andina Shares"), representing approximately 6.37% of the total issued


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and outstanding shares of capital stock of Andina after giving effect to such issuance (but without giving effect to any exercise of preemptive rights on the part of Andina's shareholders).

     1.2 AGGREGATE SUBSCRIPTION PRICE. In exchange for the issuance of the Acquired Andina Shares pursuant to Section 1.1, SPC agrees to pay Andina at the Closing by wire transfer in immediately available funds an amount in Chilean Pesos equal to 24,000,000 shares times the Per Share Subscription Price (as hereinafter defined) (the "Aggregate Subscription Price"). The "Per Share Subscription Price" shall mean the per share price of Andina Common Stock fixed by the Andina Board of Directors in accordance with Section 4.6 as the purchase price of shares of Andina Common Stock in connection with the Preemptive Rights Offering (as defined in Section 4.6).


                            ARTICLE 2
            REPRESENTATIONS AND WARRANTIES OF ANDINA
                  AND THE MAJORITY SHAREHOLDERS

     Andina and the Majority Shareholders hereby jointly and severally represent and warrant to Citicorp and SPC as follows (except that the representations and warranties in Sections 2.1, 2.2, 2.3 and 2.6 relating to the Majority Shareholders and the representations and warranties in Section 2.17 to the extent relating to the ultimate parent entity of Andina are made severally by the Majority Shareholders only):

     2.1  POWER AND AUTHORITY; ENFORCEABILITY.

          (a) Each of Andina, the Majority Shareholders and Inversiones del Atlantico S.A. ("Atlantico") (such parties sometimes being referred to herein collectively as the "Andina Parties") has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.
Subject to the receipt of approval on the part of the shareholders of Andina, the execution, delivery and performance of this Agreement by each of Andina, the Majority Shareholders and Atlantico and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all required corporate action.

          (b) This Agreement has been duly executed and delivered by each of the Andina Parties which is a party thereto and constitutes the legal, valid and binding obligation of each such person enforceable against each such person in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws affecting the rights of creditors generally.

     2.2  ORGANIZATION.

          (a) Andina is a corporation duly organized and validly existing under the laws of Chile; Atlantico is a sociedad anonima duly organized and validly existing under the laws of Argentina; and each of the Majority
Shareholders is a limited liability company duly

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organized and validly existing under the laws of Chile.  Each of the Andina Parties has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified in each of the jurisdictions in which the conduct of its business or the ownership of its properties and assets requires such qualification, except where the failure to so qualify would not have a Material Adverse Effect (as defined in Section 9.16) on the Andina Parties.

          (b) Schedule 2.2(b) sets forth (i) a true and complete list of the names of all entities in which Andina directly or indirectly owns beneficially or of record a majority of the voting power or equity interests (the "Andina Subsidiaries" and each, an "Andina Subsidiary") for purposes of the Audited Andina Financial Statements (as defined in
Section 2.4) and the jurisdiction of each Andina Subsidiary's incorporation or organization and (ii) every other ownership interest of Andina and the Andina Subsidiaries in any partnership or commercial corporation, joint venture or other entity. Each Andina Subsidiary is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority, corporate or otherwise, to carry on and conduct its business as it is now being conducted, and to own or lease its properties and assets, and is duly qualified in each of the jurisdictions in which the conduct of the business of such Andina Subsidiary or the ownership of such properties and assets requires such qualification except where the failure to do so would not have a Material Adverse Effect on the Andina Parties. Except as set forth in Schedule 2.2(b), there are no outstanding options, subscriptions, rights or other commitments or obligations on the part of Andina, Atlantico, any other Andina Subsidiary or any of the Majority Shareholders to issue or dispose of or to redeem or acquire any shares of capital stock of Andina or any Andina Subsidiary or other ownership interest therein.

          (c) The copies of the articles of incorporation (escritura constitutiva) and Estatutos Sociales of Andina, Atlantico and each other Andina Subsidiary and the Majority Shareholders that have been delivered to Citicorp and SPC are the complete, true and correct articles of incorporation and Estatutos Sociales of Andina, the Andina Subsidiaries and the Majority Shareholders.

          (d) Except as noted in Schedule 2.2(d), Andina, directly or indirectly, has full power, right and authority to vote all shares of capital stock of each Andina Subsidiary. Except as noted in Schedule 2.2(d), Andina is not party to or bound by any agreement affecting or relating to its right to transfer or vote any shares of capital stock of any Andina Subsidiary.

     2.3  CAPITAL STOCK.

          (a)  The authorized capital stock of Andina and
each Andina Subsidiary and the number of issued and
outstanding shares thereof is set forth in Schedule 2.3(a)(i).
All of such issued and outstanding shares of capital stock
are validly issued, fully paid and nonassessable and, in the case of shares of the Andina Subsidiaries, owned of record and beneficially by Andina, directly or indirectly, in the percentages
set forth in Schedule 2.3(a)(i).   The Majority Shareholders
own of record and beneficially 200,001,969 shares of the capital stock of Andina, representing approximately 56.72% of the outstanding shares of capital stock

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of Andina.  No such shares have been issued in violation of, or will be subject to, any preemptive or any subscription rights. Except as set forth in Schedule 2.3(a)(ii), none of Andina, the Majority Shareholders and the Andina Subsidiaries has outstanding, and none is bound by, any subscriptions, options, warrants, puts, calls, commitments, agreements, arrangements or rights of any character (including employee benefit plans) obligating it to issue, sell, purchase, redeem, repurchase, acquire, register, vote or transfer any shares of capital stock or any other equity security of Andina or any Andina Subsidiary, including any right of conversion or exchange under any outstanding security or other instrument. All issuances, transfers, purchases or redemptions of the capital stock of Andina and each of the Andina Subsidiaries have been in compliance in all material respects with all applicable agreements and all applicable laws, and all taxes thereon payable by Andina or the Andina Subsidiaries have been paid. There are no shares of capital stock held in the treasury of Andina or any Andina Subsidiary. Upon delivery to SPC pursuant to Section 1.1, the Acquired Andina Shares will be duly and validly issued and fully paid and nonassessable, free and clear of all preemptive rights, subscription rights, liens, security interests, encumbrances, claims, charges and restrictions (other than such preemptive rights, subscription rights, liens, security interests, encumbrances, claims, charges and restrictions that may arise from the act of SPC).

          (b)  Each of the Majority Shareholders is
beneficially owned in equal shares by the persons set forth in
Schedule 2.3(b).

     2.4  ANDINA REPORTS; FINANCIAL STATEMENTS

          (a) Andina has previously made available to Citicorp and SPC complete and correct copies of all filings made by Andina with the Superintendencia de Valores y Seguros (the "SVS") and the United States Securities and Exchange Commission (the "SEC") since January 1, 1993, in each case including all exhibits thereto and items incorporated therein by reference (collectively, the "Andina SEC Documents"). As of their respective dates, the Andina SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 1993, Andina has filed all registration statements, reports and documents
(x) with the SVS required to be filed by it pursuant to applicable Chilean laws and regulations and (y) with the SEC required to be filed by it pursuant to the United States Securities Act of 1933, as amended (the "Securities Act"), the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the SEC promulgated thereunder, each of which complied as to form, at the time such registration statement, report or document was filed, in all material respects with the requirements of applicable Chilean laws and regulations, in the case of clause (x), or the Securities Act, the Exchange Act and applicable rules and regulations of the SEC thereunder in the case of clause (y).

          (b) Andina has furnished Citicorp and SPC (i) the audited balance sheets of Andina and the Andina Subsidiaries, translated into U.S. Dollars, as of December 31, 1994 and 1995, and the related audited statements of income, retained earnings and cash flows for the years then ended (the "Audited Andina Financial Statements"), and (ii) the unaudited balance

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sheets of Andina and the Andina Subsidiaries as of March 31, 1996,
and the related unaudited statements of income, retained earnings and cash flows for the three-month periods ended March 31, 1995 and 1996 (the "Interim Andina Financial Statements"). The
Audited Andina Financial Statements have been prepared and are presented in conformity with generally accepted accounting principles in Chile ("Chilean GAAP") consistently applied throughout the periods involved (except as noted therein). The Audited Andina Financial Statements present fairly in all material respects the financial position and the results of operations and cash flows of Andina and the Andina Subsidiaries as of their respective dates and for the respective periods covered thereby. The Interim Andina Financial Statements present fairly in all material respects the financial position of Andina and the Andina Subsidiaries as of March 31, 1996, and the related results of their operations for the three-month period then ended (subject to normal and recurring year-end adjustments). As used in this Agreement, the term "Andina Financial Statements" means, collectively, the Audited Andina Financial Statements and the Interim Andina Financial
Statements. The audited balance sheet as of December 31, 1995 included in the Audited Andina Financial Statements is referred to herein as the "1995 Andina Balance Sheet".

     2.5 NO UNDISCLOSED LIABILITIES Neither Andina nor any Andina Subsidiary is subject to any obligation or liability of any nature (including contingent liabilities and unasserted claims), which would be required by Chilean GAAP to be reflected on a consolidated balance sheet of Andina or the notes thereto and which is not reflected on the 1995 Andina Balance Sheet or the notes thereto, other than obligations pursuant to this Agreement or the transactions contemplated hereby and liabilities which individually or in the aggregate do not have a Material Adverse Effect on the Andina Parties.

     2.6 NO CONFLICT The execution, delivery and performance of this Agreement, the consummation by the Andina Parties of the transactions contemplated hereby and the fulfillment of and compliance with the terms and conditions hereof do not and will not (i) violate or conflict with any of the provisions of the Estatutos Sociales of Andina, Atlantico, any of the Majority Shareholders or any Andina Subsidiary, (ii) violate, conflict with or result in a breach or default under or cause the termination, modification or acceleration of any term or condition of any mortgage, indenture, contract, license, permit or other agreement, document or instrument to which any Andina
Party or any Andina Subsidiary is a party or by which any Andina Party or any Andina Subsidiary or any of its properties may be bound, in each case except for any such violations, conflicts, breaches, defaults, terminations, modifications or accelerations that individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties,
(iii) violate any provision of applicable laws or regulations by which any Andina Party or any Andina Subsidiary or any of its properties may be bound or any order, judgment, decree or ruling of any governmental or arbitral authority or court of law applicable to any Andina Party or any Andina Subsidiary or its respective assets, except those which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties, (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind upon any material asset of any Andina
Party or any Andina Subsidiary, except those which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties or (v) require the approval, authorization or act

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of, or the making by any Andina Party or any Andina
Subsidiary of any declaration, filing or registration with, any federal, state or local authority, except those the absence of which would not have a Material Adverse Effect on the Andina
Parties.

     2.7  LITIGATION AND CLAIMS.  Except as set forth in
Schedule 2.7, there are no lawsuits, claims, actions, investigations, indictments or information, or administrative, arbitration or other proceedings pending, or, to the knowledge of Andina or the Majority Shareholders, threatened against Andina or any Andina Subsidiary or involving any of their properties or businesses which (individually or in the aggregate), if adversely determined, would result in a Material Adverse Effect on the Andina Parties, and neither Andina nor the Majority Shareholders has any knowledge of any grounds for the assertion of any claim which if adversely determined would have such an effect. There are no material judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) against or relating to Andina or any Andina Subsidiary.

     2.8  EMPLOYEE CONTRACTS, UNION AGREEMENTS AND BENEFIT
PLANS

          (a) As used in this Agreement, the term "Andina Employee Benefit Plans" means all agreements, arrangements, commitments, policies or understandings of any kind (whether written or oral) which relate to compensation, remuneration or benefits in any way and/or which constitute employment, consulting or collective bargaining contracts, or deferred compensation, pension, multiemployer, profit sharing, thrift, retirement, stock ownership, stock appreciation rights, bonus, stock option, stock purchase or other compensation commitments, benefit plans, arrangements or plans, including all welfare plans and all union-sponsored plans, of or pertaining to the present or former employees (including retirees), directors or independent contractors (or their dependents, spouses or beneficiaries) of Andina and each Andina Subsidiary or any predecessors in interest thereto, that are currently in effect or as to which Andina or any Andina Subsidiary has any ongoing liability or obligation whatsoever.

          (b) Andina and each Andina Subsidiary and its predecessors in interest have complied with all of their respective obligations with respect to all Andina Employee Benefit Plans, including the payment of all social security and other contributions required by law, except in each case for failures to comply that individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties, and the Andina Employee Benefit Plans have been maintained in compliance with all applicable laws and regulations

          (c) No Andina Employee Benefit Plan is currently under investigation, audit or review by any governmental authority or agency.

          (d) No Andina Employee Benefit Plan is liable for any Taxes, except in the ordinary course and for current periods.

          (e) Except as set forth on Schedule 2.8, to the knowledge of Andina or the Majority Shareholders, there are no claims, pending or threatened, by any participant in any of

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the Andina Employee Benefit Plans and no basis for any such claim or claims exists, except for benefits to participants or beneficiaries in accordance with the terms of the Andina Employee Benefit Plans and except for claims that individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties.

     2.9  LABOR RELATIONS.  Except as set forth in Schedule
2.9:

          (a)  Andina and each Andina Subsidiary is in
compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, which if not complied with (individually or in the aggregate) would have a Material Adverse Effect on the Andina Parties.

          (b) There is no social security or labor complaint and, no charges, investigations, administrative proceedings or formal complaints of discrimination against or involving Andina or any Andina Subsidiary pending or, to the knowledge of Andina or the Majority Shareholders, threatened before any regulatory agency or any court of law, which, if determined adversely to Andina or any Andina Subsidiary, individually or in the aggregate would have a Material Adverse Effect on the Andina Parties.

          (c) There is no labor strike, dispute, slowdown or stoppage pending or threatened against Andina or any Andina Subsidiary, except for threatened actions which, if realized, individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties.

          (d) No organizational drive exists or has existed within the past twenty-four (24) months respecting the employees of Andina or any Andina Subsidiary or any predecessor thereof, except for those which individually or in the aggregate did not and will not have a Material Adverse Effect on the Andina Parties.

          (e)  No grievance proceeding or arbitration
proceeding arising out of or under any collective bargaining agreement is pending against Andina or any Andina Subsidiary, or, to the knowledge of Andina or the Majority Shareholders, threatened, and no basis for any claim therefor exists, except for such proceedings or claims which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties.

     2.10 ENVIRONMENTAL MATTERS.  Except as set forth in
Schedule 2.10:

          (a) Except for failures to comply which would not individually or in the aggregate have a Material Adverse Effect on the Andina Parties, Andina and each Andina Subsidiary is in compliance with all applicable laws and regulations relating to pollution or the protection of human health and the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) and with all applicable requirements and obligations contained in such laws and regulations and with any orders or judgments of any government agency or court of law relating thereto.


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          (b)  Andina and each Andina Subsidiary has obtained
all permits, licenses and other authorizations and has filed all notices which are required to be obtained or filed by it for the operation of its business under all applicable laws relating to pollution or the protection of human health and the environment, except for failures to obtain or file any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties.

          (c)  Andina and each Andina Subsidiary is in
compliance with all terms and conditions of such required permits, licenses and authorizations, except for noncompliance therewith which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties.

          (d) To the knowledge of Andina or the Majority Shareholders, and based on current (or enacted but not yet effective) laws, regulations and interpretations thereof, as currently administered, with respect to Andina or any Andina Subsidiary or its business, there are no past or present events, conditions, circumstances, activities, practices or plans which may interfere with or prevent continued compliance, or which may give rise to any liability, or otherwise form the basis of any claim, action, proceeding or investigation, based on or related to the generation, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste, except for any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties.

     2.11 REQUIRED LICENSES AND PERMITS. Andina and each Andina Subsidiary has all licenses, permits or other authorizations necessary for the production and sale of its products in the manner currently produced and sold, and the conduct of its business as now conducted, except for failures to have the same which would not individually or in the aggregate have a Material Adverse Effect on the Andina Parties.

     2.12 INSURANCE POLICIES. As used in this Agreement, the term "Andina Insurance Policies" means all insurance policies in force naming Andina or any Andina Subsidiary as an insured or beneficiary or as a loss payable payee. Except as set forth in Schedule 2.12, neither Andina nor any Andina Subsidiary has received notice of any pending or threatened cancellation or premium increase (retroactive or otherwise) with respect to any of the Andina Insurance Policies, and Andina and each Andina Subsidiary is in compliance with all conditions contained therein, except for such cancellations, increases or failures to comply which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties. There are no material pending claims against such insurance by Andina or any Andina Subsidiary as to which insurers are defending under reservation of rights or have denied liability, and there exists no material claim under such insurance that has not been properly filed by Andina or each Andina Subsidiary.


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     2.13 CONTRACTS AND COMMITMENTS.

          (a) As used in this Agreement, the term "Andina Contract" means any material contract, agreement, promissory note, debt instrument, or legally binding commitment, arrangement, undertaking or understanding to which Andina or any Andina Subsidiary is a party or by which it is bound or to which it or its property is subject, whether written or oral and including without limitation each and every amendment, modification or supplement thereto.

          (b)  Andina and each Andina Subsidiary is in
compliance in all respects with all terms of the Andina Contracts, except for noncompliance which individually or in the aggregate would not have a Material Adverse Effect on the Andina Parties. To the knowledge of Andina or the Majority Shareholders, (i) except as set forth on Schedule 2.13, there is no bankruptcy, insolvency or similar proceeding with respect to any party to an Andina Contract having any material executory obligations thereunder; (ii) all such Andina Contracts are valid and binding, are in full force and effect and are enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other laws affecting the rights of creditors generally; and (iii) no event has occurred and is continuing which alone or in combination with any other event would constitute a default under any such Andina Contract by any party thereto which, individually or in the aggregate with other such events, would have a Material Adverse Effect on the Andina Parties.

     2.14 ABSENCE OF CERTAIN CHANGES OR EVENTS.

          (a) Since March 31, 1996, there has been no material adverse change in the financial condition or business of Andina and the Andina Subsidiaries taken as a whole.

          (b) Except as disclosed in Schedule 2.14(b) or in the Andina SEC Documents filed with the SEC, or in any other Schedule hereto, and except for the transactions contemplated by this Agreement, since March 31, 1996 Andina and each of the Andina Subsidiaries has conducted its business only in the ordinary course and consistent with past practice.

          (c) Except as disclosed in Schedule 2.14(c) or in the Andina SEC Documents filed with the SEC, or in any other
Schedule hereto, from March 31, 1996 to the date hereof, each of Andina and the Andina Subsidiaries has:

               (i)  neither changed nor amended its Estatutos
          Sociales or similar charter documents;

               (ii) other than pursuant to the exercise of employee stock options outstanding on the date hereof and pursuant to Andina Employee Benefit Plans, not issued, sold or granted options, warrants or rights to purchase or subscribe to, or entered into any arrangement or contract with respect to the issuance or sale of any of the capital stock of Andina, Atlantico or any other Andina

          Subsidiary or rights or obligations convertible into or exchangeable for any shares of the capital stock of Andina, Atlantico or any other Andina Subsidiary and not altered the terms of any presently outstanding options or made any changes (by split-up, combination, reorganization or otherwise) in the capital structure of Andina, Atlantico or any other Andina Subsidiary;

               (iii) other than pursuant to the exercise of employee stock options outstanding on the date hereof, not declared, paid or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Andina or Atlantico and not redeemed, purchased or otherwise acquired any shares of the capital stock or other securities of Andina, Atlantico or any of the other Andina Subsidiaries, or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Andina, Atlantico or any other Andina Subsidiary or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing;

               (iv) not merged or consolidated with any other person or acquired or entered into an agreement to acquire stock or assets of any business or entity in an amount in excess of U.S. $1,000,000;

               (v) not (A) created, incurred or assumed any long-term indebtedness, or letters of credit or similar obligations (including obligations in respect of capital leases which individually or in the aggregate involve annual payments in excess of U.S.$1,000,000) in excess of U.S. $10,000,000 or, except in the ordinary course of business under existing lines of credit, created, incurred or assumed any short-term debt for borrowed money, (B) assumed, guaranteed, endorsed or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person other than Andina, Atlantico or any other Andina Subsidiary in excess of U.S. $50,000 (except in the ordinary course of business and consistent with past practice), (C) made any loans or advances to any other person in excess of U.S. $10,000, except in the ordinary course of business and consistent with past practice, or (D) made capital expenditures not reflected in Andina's current business plan involving in excess of U.S.$3,000,000 in the aggregate;

               (vi) not granted any increase in the
          compensation of officers, directors or employees, whether now or hereafter payable (except for employee compensation increases in the ordinary course of business and consistent with past practice);

               (vii)  not sold or otherwise disposed of in
          any transaction or related series of transactions assets having a value greater than U.S. $1,000,000 in the aggregate;

               (viii)  not waived any material claims or
          rights except in the ordinary course of business;

               (ix) not entered into any agreement involving payments annually in excess of U.S. $1,000,000 or in the aggregate in excess of U.S. $10,000,000, except in the ordinary course of business;

               (x) not entered into any transaction with any of the Majority Shareholders;

               (xi) not commenced, defended or settled any litigation or arbitration in which the aggregate amount involved is in excess of U.S. $1,000,000;

               (xii)  not assumed or incurred any lien or
          similar encumbrance on any of its assets in an amount in excess of U.S. $1,000,000 in the aggregate;

               (xiii)  not made any material change in its
          accounting principles, methods or practices or amortization policies or rates; or

               (xiv)  not entered into any binding agreement
          to do any of the foregoing.

     2.15 COMPLIANCE WITH LAW. Except for failures to comply which would not individually or in the aggregate have a Material Adverse Effect on the Andina Parties, neither Andina nor any Andina Subsidiary is or has been (by virtue of any action, omission to act, contract to which it is a party or any occurrence or state of facts whatsoever) in violation of any applicable laws, ordinances, regulations, orders or decrees or any other requirement of any governmental agency or court of law binding upon it, or relating to its properties, employees or business, or its advertising, sales or pricing practices.

     2.16 TAX MATTERS

          (a) For purposes of this Agreement, the term "Taxes" shall mean all taxes, including withholding taxes and social security contributions, assessments, charges, duties, fees, levies, mandatory employee profit sharing or other governmental charges (including interest, penalties or surcharges associated therewith), including national, state, province, city, county or other income, franchise, capital stock, real property, personal property, tangible, withholding, unemployment compensation, disability, transfer, sales, soft drink, use, excise, gross receipts and all other taxes of any kind for which a person may have any liability imposed by any federal, state, province, county, city, country or government or subdivision or agency thereof, whether disputed or not.

          (b)  Except as set forth in Schedule 2.16:
(i) all returns with respect to Taxes, including estimated returns and reports of every kind, which are due to have been filed by Andina or any Andina Subsidiary in accordance with any applicable law, have been duly filed, except where failure to file does not and will not individually or in the aggregate have a Material Adverse
Effect on the Andina Parties; (ii) all Taxes for which Andina or any Andina Subsidiary may have any liability through the date hereof, have been paid in full or are to the extent required by Chilean GAAP accrued as liabilities for Taxes on the books and records of Andina and the Andina Subsidiaries, except where the failure to do so would not have a Material Adverse Effect on the Andina Parties; (iii) the amounts so paid on or before the date hereof, together with any amounts accrued as liabilities for Taxes (whether accrued as currently payable or deferred Taxes) on the books of Andina and reflected in the Andina Financial
Statements will be adequate to satisfy all material liabilities for Taxes of Andina and the Andina Subsidiaries in any jurisdiction through March 31, 1996, including Taxes accruable upon income earned through March 31, 1996; (iv) there are not now any extensions of time in effect with respect to the dates on which any returns or reports of Taxes on the part of Andina or any Andina Subsidiary were or are due to be filed, except where such extensions would not have a Material Adverse Effect on the Andina Parties; (v) all deficiencies asserted as a result of any examination of any return or report of Taxes on the part of Andina or any Andina Subsidiary have been paid in full, accrued on the books of Andina and the Andina
Subsidiaries, or finally settled, and no issue has been raised in any such examination which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined;
(vi) no claims have been asserted and, to the knowledge of Andina or the Majority Shareholders, no proposals or deficiencies for any Taxes on the part of Andina or any Andina Subsidiary are being asserted, proposed or threatened, and no audit or investigation of any return or report of Taxes on the part of Andina or any Andina Subsidiary is currently underway, pending or, to the knowledge of Andina or the Majority Shareholders, threatened, except such as will not individually or in the aggregate have a Material Adverse Effect on the Andina Parties; (vii) to the knowledge of Andina or the Majority Shareholders, all returns or reports of Taxes on the part of Andina or any Andina Subsidiary due to have been examined by all relevant tax authorities have either been examined by all relevant tax authorities or the taxable years therefor have been closed by operation of law; and (viii) there are no equivalents under local law of U.S. style outstanding waivers or agreements by Andina or any Andina Subsidiary for the extension of time for the assessment of any Taxes on the part of Andina or any Andina Subsidiary or deficiency thereof, nor any equivalents thereof under applicable local law, nor are there any requests for rulings, outstanding subpoenas or requests for information, notices of proposed reassessment of any property owned or leased by Andina or any Andina Subsidiary or any other matter outside the ordinary course of business pending between Andina or any Andina Subsidiary and any taxing authority, except such as would not have a Material Adverse
Effect on the Andina Parties.

          (c) In each case, adequate provision, including provision in the deferred tax account, has been made in the Audited Andina Financial Statements for all material deferred and accrued liabilities for Taxes as of their respective dates with respect to operations for periods ending on such dates.

     2.17 STATUS AS A FOREIGN ISSUER;  NO SIGNIFICANT U.S.
PRESENCE.

          (a)  Neither Andina nor its ultimate parent entity
(i) is incorporated in the United States, (ii) is organized under the laws of the United States or (iii) has its principal offices located in the United States.

          (b) Neither Andina nor any entity controlled by Andina (i) holds assets (other than investment assets) located in the United States having an aggregate book value or market value of U.S.$15,000,000 or more or (ii) had sales in or into the United States of U.S. $25,000,000 or more during the fiscal year ended December 31, 1995.

     2.18 OTHER REGISTRATION RIGHTS. Andina has not granted, and has not agreed to grant, any demand or incidental registration rights to any person.

     2.19 TAKEOVER STATUTES.  No "fair price," "moratorium,"
"control share acquisition," "business combination,"
"shareholder protection" or similar antitakeover statute or regulation will apply to this Agreement or the transactions contemplated hereby.

     2.20 VOTE REQUIRED; BOARD RECOMMENDATION. The only vote of the shareholders of Andina required to approve the transactions contemplated by this Agreement or to approve the Amendments (as defined in Section 4.3) is the affirmative vote of two-thirds of the outstanding shares of Common Stock of Andina. The Board of Directors of Andina has unanimously determined that this Agreement and the transactions contemplated hereby (including the Amendments) are advisable and in the best interests of the shareholders of Andina, and the Board of Directors of Andina has unanimously approved this Agreement and the transactions contemplated hereby (including the Amendments).

     2.21 NO THIRD-PARTY INVASION OF TERRITORY CLAIMS. Except as set forth in Schedule 2.21, to the knowledge of Andina or the Majority Shareholders, since December 31, 1995, neither Andina nor any Andina Subsidiary has received notice of any claim against it by another bottler for wrongful shipment of soft drinks into such bottler's territory, nor has Andina or any Andina Subsidiary wrongfully shipped any soft drink products into any third party's bottling territory, and neither Andina nor any Andina Subsidiary has any such claim against any other bottler.


                            ARTICLE 3
                 REPRESENTATIONS AND WARRANTIES
                       OF CITICORP AND SPC

     Citicorp and SPC hereby jointly and severally represent and warrant to Andina and the Majority Shareholders as follows:

     3.1 POWER AND AUTHORITY; ENFORCEABILITY. Each of Citicorp and SPC has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Citicorp and SPC, and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all required corporate action. This Agreement has been duly executed and delivered by each of Citicorp and SPC and constitutes the legal, valid and binding obligation of Citicorp and SPC enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws affecting the rights of creditors generally.

     3.2 ORGANIZATION. Citicorp is a banking corporation duly organized, validly existing and in good standing under the laws of Delaware, U.S.A. SPC is a Cayman Islands corporation duly organized and validly existing under the laws of the Cayman Islands. SPC was formed on June 3, 1996. SPC has no assets and, except for the execution and delivery of this Agreement, SPC has not engaged in any activity, conducted any business, entered into any agreement or otherwise incurred any liabilities or obligations.

     3.3 NO CONFLICT. The execution, delivery and performance by Citicorp and SPC of this Agreement, the consummation by Citicorp and SPC of the transactions contemplated hereby, and the fulfillment of and compliance with the terms and conditions hereof do not and will not (i) violate or conflict with any of the provisions of the charter or bylaws of Citicorp or SPC,
(ii) violate, conflict with or result in a breach or default under or cause the termination, modification or acceleration of any term or condition of any mortgage, indenture, contract, license, permit, instrument or other agreement, document or instrument to which Citicorp or SPC is a party or by which Citicorp or SPC or any of their respective properties may be bound, (iii) violate any provision of applicable laws or regulations by which Citicorp or SPC or any of their respective properties may be bound, or any order, judgment, decree or ruling of any governmental or arbitral authority or court of law applicable to Citicorp or SPC or their respective assets,
(iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind upon any asset of Citicorp or SPC or (v) require the approval, authorization or act of, or the making by Citicorp or SPC of any declaration, filing or registration with, any federal, state or local authority.


                            ARTICLE 4
                CERTAIN COVENANTS AND AGREEMENTS

     4.1 CONDUCT OF BUSINESS BY ANDINA. From the date hereof to the Closing, Andina and the Majority Shareholders will, and will cause Atlantico and each other Andina Subsidiary to, except as otherwise contemplated by this Agreement and the transactions contemplated hereby and except as otherwise consented to by Citicorp and SPC:

          (a) Carry on its business in the ordinary course consistent with past practice;

          (b) Except for the adoption of the Amendments, neither change nor amend its Estatutos Sociales or similar charter documents;

          (c) Other than pursuant to the exercise of employee stock options outstanding on the date hereof and pursuant to Andina Employee Benefit Plans, not issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of any of the capital stock of Andina or any Andina Subsidiary or rights or obligations convertible into or exchangeable for any shares of the capital stock of Andina or any Andina Subsidiary and not alter the terms of any presently outstanding options or make any changes (by split-up, combination, reorganization or otherwise) in the capital structure of Andina or any Andina Subsidiary;

          (d) Other than pursuant to the exercise of employee stock options outstanding on the date hereof, not declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Andina or any Andina Subsidiary and not redeem, purchase or otherwise acquire any shares of the capital stock or other securities of Andina or any Andina Subsidiary, or rights or obligations convertible into or exchangeable for any shares of the capital stock or other securities of Andina or any Andina Subsidiary or obligations convertible into such, or any options, warrants or other rights to purchase or subscribe to any of the foregoing;

          (e) Not merge or consolidate with any other person or acquire or enter into an agreement to acquire stock or assets of any business or entity in an amount in excess of U.S. $1,000,000;

          (f) Not enter into a transaction involving the sale of all or substantially all of the assets of Andina;

          (g) Not enter into a transaction involving any reorganization, merger, consolidation, share exchange, business combination or similar transaction involving Andina;

          (h) Not enter into a transaction involving a change in the ownership of the outstanding voting power or equity interests of Andina as a result of which the Majority Shareholders own less than 50.1% of the outstanding voting power of Andina or less than 50.1% of the outstanding equity interests of Andina; and

          (i) Not enter into any binding agreement to do any of the foregoing.

     4.2  INSPECTION AND ACCESS TO INFORMATION; CONFIDENTIALITY.

          (a) Between the date of this Agreement and the Closing, each party hereto (other than Citicorp) will provide each other party and its accountants, counsel and other authorized representatives access, during reasonable business hours and under reasonable circumstances to any and all of its premises, properties, contracts, commitments, books, records and other information (including tax returns filed and those in preparation) and will cause its respective officers to furnish to the other party and its authorized representatives any and all financial, technical and operating data and other information pertaining to its business, as each other party shall from time to time reasonably request.

          (b) The parties hereto shall, and shall cause their authorized representatives to, hold in strict confidence, and not disclose to any person, or use in any manner except in connection with the transactions contemplated under this Agreement, all information obtained from any other party hereto in connection with the transactions contemplated hereby, except that such information may be disclosed (i) where necessary as required by law to any regulatory authorities or governmental agencies, (ii) if required by court order or decree or applicable law, (iii) if it is ascertainable or obtained from public or published information, (iv) if it is received from a third party not known to the recipient to be under an obligation to keep such information confidential, (v) if it is or becomes known to the public other than through disclosure by the recipient or (vi) if the recipient can demonstrate that it was in its possession prior to disclosure thereof in connection with this Agreement.

     4.3 INFORMATION STATEMENT. As promptly as practicable after the date hereof, Andina shall prepare and, after consultation with Citicorp and SPC, shall mail a notice of a proposed shareholders' meeting (the "Special Meeting") and accompanying companion information statement (the "Information Statement") to all shareholders of Andina entitled to vote at the Special Meeting and to the SVS. The notice shall request the shareholders of Andina to approve amendments to the Estatutos Sociales of Andina in substantially the form set forth in Exhibit 4.3 (the "Amendments") to permit (a) an increase in the share capital of Andina to permit the issuance by Andina of the Acquired Andina Shares and the shares to be issued in the Preemptive Rights Offering, (b) following the issuance of the Acquired Andina Shares pursuant to this Agreement, the reclassification (the "Reclassification") of the existing Common Stock such that each share of Common Stock will become one share of Class A Stock (the "Class A Stock") and one share of Class B Stock (the "Class B Stock") of Andina, each having the respective rights and privileges set forth in
Exhibit 4.3, and (c) an increase in the number of members of Andina's board of directors to seven incumbent members and seven alternate members.

     4.4  NEW YORK STOCK EXCHANGE MATTERS.

          (a) Andina shall use its reasonable and good faith efforts to obtain confirmation from the New York Stock Exchange that the American Depository Shares representing the Class A Stock and the Class B Stock will be listed on the New York Stock Exchange after (i) the issuance and sale of the Acquired Andina Shares and the shares to be issued in the Preemptive Rights Offering and the Reclassification and (ii) the effectiveness of the provisions of this Agreement and the Amendments.

          (b) Andina shall use its reasonable and good faith efforts to insure that the Class B Stock issuable upon conversion of the Class A Stock shall be duly authorized and reserved for issuance by Andina and shall take all necessary action to receive confirmation from the New York Stock Exchange that American Depository Shares representing such shares of Class B Stock have been listed on the New York Stock Exchange, subject to official notice of issuance.

     4.5 SHAREHOLDER MATTERS. Andina shall cause the Special Meeting to be convened and held promptly after the date hereof for the purpose of voting upon the approval of the Amendments. Andina's Board of Directors shall recommend to its shareholders approval of the Amendments at the Special Meeting, and the Majority Shareholders shall vote all of their shares of Common Stock in favor of approval of the Amendments.

     4.6  PREEMPTIVE RIGHTS OFFERING; RECLASSIFICATION.

          (a) Promptly after the Special Meeting, Andina shall take all necessary actions to make a preemptive rights offering of shares of Common Stock to the existing shareholders of Andina pursuant to the requirements of the Chilean Companies Act (the "Preemptive Rights Offering") and to register the shares of Common Stock to be offered in the Preemptive Rights Offering with the SVS. Prior to the commencement of the period in which Andina shareholders have the right to elect to purchase shares of Andina Common Stock in the Preemptive Rights Offering, the Board of Directors of Andina in its good faith judgment shall fix the per share price to be paid for Andina Common Stock in the Preemptive Rights Offering taking into account all relevant factors, including the trading price of the Andina Common Stock.

          (b) Promptly after the Special Meeting and the Preemptive Rights Offering, Andina shall take all necessary actions to effect the Reclassification.

     4.7 FURTHER ASSURANCES. Subject to the other provisions of this Agreement, the parties hereto shall each use their reasonable, good faith efforts to perform their obligations herein and to take, or cause to be taken, or do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain all approvals and satisfy all conditions to the obligations of the parties under this Agreement and to cause the Closing to be effected on or prior to December 2, 1996 in accordance with the terms hereof and shall cooperate fully with each other and their respective officers, directors, employees, agents, counsel, accountants and other designees in connection with any steps required to be taken as part of their respective obligations under this Agreement.

     4.8 PUBLIC ANNOUNCEMENTS. Without the prior written consent of the other parties hereto, each party agrees that it will not make any public announcement concerning the transactions contemplated by this Agreement, provided that any party may make such public announcement if it is advised by counsel that such public announcement is required by law or the rules of any U.S. or Chilean national securities exchange or is otherwise legally advisable in light of the prior disclosure practice of such party. Each party hereto will discuss any public announcements concerning the transactions contemplated by this Agreement with the other parties hereto prior to making such announcements.

     4.9 ASSIGNMENT OF PREEMPTIVE RIGHTS. In order to facilitate the issuance to, and the purchase by, SPC of the Acquired Andina Shares, the Majority Shareholders hereby irrevocably commit that, at the beginning of the option period for the Preemptive Rights Offering, they will deliver to Citicorp and SPC a written assignment of all of their rights with respect to the exercise of preemptive rights under Chilean corporate law or otherwise necessary to permit SPC to subscribe to the Acquired Andina Shares.

     4.10 SPC COVENANTS. Citicorp and SPC agree that, prior to the Closing, except as otherwise specifically contemplated by this Agreement and except for filings required under the laws of the Cayman Islands, SPC will not engage in any activity, conduct any business, enter into any agreement or otherwise incur any liabilities or obligations.


                            ARTICLE 5
                           CONDITIONS

     5.1 CONDITION TO EACH PARTY'S OBLIGATIONS. The respective obligations of each party to effect the Closing shall be subject to the fulfillment at or prior to the Closing of the condition that all consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the transactions contemplated to be consummated at the Closing shall have been obtained or made, except for filing of any documents required to be filed after the Closing Date.

     5.2 CONDITIONS TO OBLIGATIONS OF CITICORP AND SPC. The obligations of Citicorp and SPC to effect the Closing shall be subject to the satisfaction on or prior to the Closing of all of the following conditions, except such conditions as Citicorp and SPC may waive in writing:

          (a) No preliminary or permanent injunction or other order, judgment, writ or decree by any court or other governmental authority or agency shall have been issued and shall remain in effect, and there shall not be any statute, rule, regulation or order enacted, promulgated or issued after the date of this Agreement by any governmental authority or agency which in any case would (i) prohibit or restrain Citicorp, SPC or the Andina Parties from consummating, or make illegal, the transactions contemplated under this Agreement to be consummated at the Closing or impair SPC's ownership of the Acquired Andina Shares or compel SPC to dispose of all or a material portion of the Acquired Andina Shares, or (ii) render Citicorp or SPC unable to consummate the transactions contemplated hereby to be consummated at the Closing. No suit, investigation, action, lawsuit or other proceeding shall have been commenced or threatened for the purpose of obtaining any such order, writ, injunction, decree or judgment which would have any of the effects set forth in subparts (i) or (ii) above.

          (b) The Amendments shall have been approved by the shareholders of Andina in accordance with the requirements of applicable Chilean laws and regulations.

          (c) The Estatutos Sociales of Andina shall have been amended to reflect the Amendments and duly filed with the SVS in accordance with the requirements of applicable Chilean laws and regulations.

          (d) The Class A Stock and the Class B Stock shall have been duly registered by Andina with the SVS in accordance with the requirements of applicable Chilean laws and regulations but shall not have been issued until after the issuance of the Acquired Andina Shares.

          (e) Andina shall have taken all necessary action to ensure that the Class B Stock issuable upon conversion of the Class A Stock shall have been duly authorized and reserved for issuance by Andina.

          (f) The president or chief executive officer of each of the Andina Parties shall deliver to Citicorp and SPC a written certificate to the effect that the representations and warranties set forth in Sections 2.1, 2.2(a), 2.2(b), 2.2(c), 2.3, 2.6 and 2.17 are true and correct in all material respects at and as of the Closing Date, as if made on such date and to the further effect that:

               (i)  the shareholders of Andina have duly
          approved the Amendments by the necessary vote, and that immediately after the issuance of the Acquired
          Andina Shares the Amendments will be duly adopted and will be in full force and effect; and

               (ii) the Majority Shareholders have validly assigned to SPC all preemptive rights necessary to permit SPC to subscribe to the Acquired Andina
          Shares.

          (g) A foreign investment agreement between SPC and the Republic of Chile has been executed, enabling SPC to register the funds necessary to pay the Aggregate Subscription
Price as a foreign investment capital contribution under Decree
Law No. 600 (Foreign Investment Statute).

     5.3 CONDITIONS TO OBLIGATIONS OF ANDINA PARTIES. The obligations of the Andina Parties to effect the Closing shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, unless the Andina Parties have waived such conditions in writing:

          (a) No preliminary or permanent injunction or other order, judgment, writ or decree by any court or other governmental authority or agency shall have been issued and shall remain in effect, and there shall not be any statute, rule, regulation or order enacted, promulgated or issued after the date of this Agreement by any governmental authority or agency, which in any case would (i) prohibit or restrain any Andina Party from consummating, or make illegal, the transactions contemplated under this Agreement to be consummated at the Closing, or (ii) render any Andina Party unable to consummate the transactions contemplated hereby to be consummated at the Closing. No suit, investigation, action, lawsuit or other proceeding shall have been commenced or threatened for the purpose of obtaining any such order, writ, injunction, decree or judgment, which would have any of the effects set forth in subpart (i) through (ii) above.

          (b) A senior officer of Citicorp and SPC shall deliver to the Andina Parties a written certificate to the effect that the representations and warranties set forth in
Article 3 are true and correct in all material respects at and as of the Closing Date, as if made on such date.

     5.4  NO OTHER CONDITIONS; EFFECT OF CERTAIN BREACHES.
None of the obligations of any party to this Agreement shall be subject to any conditions other than those conditions set forth in this Article 5. Except as set forth in Sections 5.2, 5.3 and 8.1, no breach of the representations, warranties, covenants or agreements contained in this Agreement shall affect the obligations of the parties hereto to consummate the transactions contemplated by this Agreement; provided, however, that this sentence shall not affect any other rights, liabilities, duties or obligations of any of the parties hereto arising under this Agreement as a result of such breach.


                            ARTICLE 6
                   ACTIONS REQUIRED AT CLOSING

     Unless this Agreement is first terminated as provided in
Article 8, and subject to the satisfaction or waiver of the conditions set forth herein, the closing of the purchase and sale of the Acquired Andina Shares (the "Closing") shall take place at the offices of Andina, Avenida Andres Bello No. 2687, Piso 20, Santiago, Chile, at 10:00 a.m., local time, on December 2, 1996, or such other time, date and/or place as the parties hereto may agree (the "Closing Date") at which the following actions, including without limitation, shall take place:

     6.1 SHARE CERTIFICATES OF ANDINA. Andina shall deliver to SPC stock certificates in definitive form representing the Acquired Andina Shares, registered in the name of SPC.

     6.2 AGGREGATE SUBSCRIPTION PRICE. SPC shall tender the Aggregate Subscription Price to Andina in Chilean Pesos in immediately available funds to an account reasonably designated by Andina, which account shall be designated at least five days prior to the Closing.

     6.3 FURTHER ASSURANCES. Following the Closing, Andina shall take such actions which were required by this Agreement to be taken at or prior to the Closing but which were not taken, as may be requested by Citicorp or SPC to confirm and vest in SPC title to the Acquired Andina Shares.

                            ARTICLE 7
                         INDEMNIFICATION

     7.1 SURVIVAL. The representations and warranties of the parties hereto contained herein or in any certificate or other document delivered pursuant hereto shall not survive the Closing Date, except that the representations and warranties contained in Sections 2.1, 2.2(a), 2.2(b), 2.2(c), 2.3, 2.6 and
2.17, in Article 3 and in the certificates delivered pursuant to Section 5.2(f) and 5.3(b) shall survive the Closing Date without limitation as to time. The covenants, agreements and obligations contained in this Agreement shall not survive the Closing Date, except that (x) the covenants and agreements set forth in Article 1, Sections 4.2(b), 4.8 and 6.3, this
Article 7 and Article 9 shall survive the Closing Date without limitation as to time, and (y) the covenants and agreements set forth in Section 4.6 shall survive the Closing Date until one month after the completion of the Preemptive Rights Offering and the Reclassification. Any claim for indemnification under this Article 7 must be made in writing within the applicable survival period. Each of the parties hereto acknowledges that
(a) it is a sophisticated institution capable of evaluating the risks inherent in the transactions contemplated hereby, and (b) it and its counsel have been afforded an adequate opportunity to conduct, and have in fact conducted, a due diligence investigation with respect to each of the transactions contemplated hereby to the extent they consider it appropriate.

     7.2  INDEMNIFICATION BY ANDINA PARTIES

          (a) Except as otherwise limited by this Article 7 and subject to the limitations on survival set forth in Section 7.1, the Andina Parties, jointly and severally (except as otherwise provided in this Agreement), shall indemnify and hold harmless Citicorp and SPC, their respective officers, directors, shareholders, employees, agents and representatives and their successors and permitted assigns (each, an "Indemnified SPC Party") against and in respect of:

               (i) if this Agreement is terminated prior to the Closing, any and all claims, losses, liabilities, damages and reasonable costs and expenses directly or indirectly suffered or incurred or disbursed by any Indemnified SPC Party as a result of, or with respect to, any breach of or noncompliance by any Andina Party with any representation, warranty, covenant or agreement of any Andina Party contained in this Agreement;

               (ii) if the Closing occurs, any and all claims, losses, liabilities, damages and reasonable costs and expenses directly or indirectly suffered or incurred or disbursed by any Indemnified SPC Party as a result of, or with respect to, any breach of or noncompliance by any Andina Party with any representation, warranty, covenant or agreement of any Andina Party contained in this Agreement which, pursuant to Section 7.1 hereof, is stated to survive the Closing Date; and

               (iii)  any and all actions, suits, claims,
          proceedings, investigations, audits, penalties, fines, judgments, reasonable costs (including court costs) and other expenses (including, without limitation, reasonable legal and accounting fees and expenses) incident to any of the foregoing.

          (b) Any amounts owed to any Indemnified SPC Party as a result of a breach of a representation, warranty, covenant or agreement set forth in Article 1 or Section 2.1, 2.2(a), 2.2(b), 2.2(c), 2.3, 2.6, 2.17 or 6.3 or in the certificates delivered pursuant to Section 5.2(f) (other than amounts owed to any Indemnified SPC Party if this Agreement is terminated prior to the Closing) shall be satisfied by the transfer by the Majority Shareholders to such Indemnified SPC Party of shares of Common Stock (or, after the Reclassification, equal numbers of shares of Class A Stock and Class B Stock) equal in value to the amount of any indemnification payment which is owed by such Indemnified SPC Party.

          (c) Any amounts owed to any Indemnified SPC Party as a result of a breach of a representation, warranty, covenant or agreement if this Agreement is terminated prior to the Closing or as a result of a breach of a covenant or agreement set forth in Section 4.2(b), 4.6 or 4.8 or Article 9 shall not be required to be satisfied in stock, but shall instead be satisfied by the direct assertion against the Andina Parties of such indemnified claims to be satisfied out of the assets or cash of the Andina Parties.

     7.3 INDEMNIFICATION BY CITICORP AND SPC. Except as otherwise limited by this Article 7, Citicorp and SPC shall indemnify and hold harmless the Andina Parties, their respective officers, directors, shareholders, employees, agents and representatives and their successors and permitted assigns (each, an "Indemnified Andina Party") against and in respect of:

          (a) any and all claims, losses, liabilities, damages, reasonable costs and expenses directly or indirectly suffered or incurred or disbursed by any Indemnified Andina Party as a result of, or with respect to, any breach or of noncompliance by either Citicorp or SPC with any representation, warranty, covenant or agreement of Citicorp or SPC contained in this Agreement; and

          (b) any and all actions, suits, claims, proceedings, investigations, audits, penalties, fines, judgments, reasonable costs (including court costs) and other expenses (including, without limitation, reasonable legal and accounting fees and expenses) incident to any of the foregoing.

     7.4 NOTICE OF CLAIM. If any Indemnified SPC Party or any Indemnified Andina Party (as the case may be, an "Indemnified Party") believes that it has suffered or incurred or disbursed any claims, losses, liabilities, damages, and reasonable costs and expenses for which it is entitled to such indemnification (hereinafter, collectively, a "Loss" or "Losses"), such Indemnified Party shall promptly notify the party or parties from whom indemnification is being claimed (the "Indemnifying Parties") and shall provide them with sufficient information as is then available. If any legal action or Tax Claim
(as hereinafter defined) is instituted by or against a third party with respect to which any Indemnified
Party intends to claim any Losses, such Indemnified Party shall promptly notify the Indemnifying Parties of such action. The failure of an Indemnified Party to give any notice required by this Section 7.4 shall not affect any of such party's rights under this Article 7 except to the extent such failure is actually prejudicial to the rights or obligations of the Indemnifying Parties. The Indemnified Party shall promptly deliver to the Indemnifying Parties copies of all notices and documents (including court papers) received by the Indemnified Party relating thereto. As used in this Agreement, the term "Tax
Claim" means a written assertion by the U.S. Internal Revenue Service or other taxing authority of a proposed adjustment to be made with respect to taxes for which an indemnification obligation would arise hereunder.

     7.5  THIRD PARTY CLAIMS.  If a claim made pursuant to this
Article 7 arises out of the claim of any third party (including any Tax Claims), or if there is any claim against a third party available by virtue of the circumstances relating thereto, the Indemnifying Parties shall have sixty (60) days after receipt of the notice referred to in Section 7.4 to notify the Indemnified Party that they elect to conduct and control such action. If the Indemnifying Party does not give the foregoing notice, the Indemnified Party shall have the right to defend, contest, settle or compromise such action in the exercise of its reasonable discretion, and the Indemnifying Parties shall, upon request from the Indemnified Party, promptly pay to such Indemnified Party, in accordance with the other terms of this
Article 7, the amount of any Losses for which indemnification is provided hereunder provided, however, that, the Indemnifying Party will not be subject to any liability for any settlement made without its written consent, which consent will not be unreasonably withheld . If the Indemnifying Parties give the foregoing notice, the Indemnifying Parties shall have the right to undertake, conduct and control, through counsel of their own choosing and at their sole expense, the conduct and settlement of such action and the Indemnified Parties shall cooperate with the Indemnifying Parties in connection therewith; provided that
(a) the Indemnifying Parties shall not, without the written consent of the Indemnified Party, enter into any settlement the effect of which is to create or impose any lien upon any of the properties or assets of such Indemnified Party; (b) the Indemnifying Parties shall not consent to any settlement that does not include as an unconditional term thereof the giving of a complete release from liability with respect to such action to the Indemnified Party; (c) the Indemnifying Parties shall not enter into any settlement the effect of which is to permit any injunction, declaratory judgment or other nonmonetary relief to be entered against any Indemnified Party; (d) the Indemnifying Parties shall permit the Indemnified Party to participate in such conduct or settlement through counsel chosen by the Indemnified Party, with the fees and expenses of such counsel borne by the Indemnified Party unless under then applicable standards of professional conduct a conflict of interest would exist, or be reasonably foreseeable to arise, between the Indemnifying Parties and the Indemnified Party in which event such fees and expenses of such counsel shall be borne by the Indemnifying Parties, but under no circumstances shall the Indemnifying Parties be required to pay the expenses of more than one such separate counsel in connection with such claim; and (e) the Indemnifying Parties shall agree promptly to reimburse the Indemnified Party for the full amount of any Losses resulting from such action (except for expenses borne by the Indemnified Party pursuant to clause (d) hereof) incurred by the Indemnified Party, including reasonable fees and expenses of counsel for the Indemnified Party.

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

                            ARTICLE 8
                           TERMINATION

     8.1 TERMINATION AND ABANDONMENT. This Agreement may be terminated at any time prior to the Closing Date, whether before or after the Special Meeting and the Preemptive Rights
Offering:

          (a)  by mutual agreement of Andina, Citicorp and SPC;

          (b) by Andina, if the conditions set forth in Sections 5.1 and 5.3 hereof shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) on or before April 30, 1997; and

          (c) by Citicorp and SPC, if the conditions set forth in Sections 5.1 and 5.2 hereof shall not have been complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) on or before April 30, 1997.

     8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement pursuant to this Article 8, this Agreement shall forthwith become void and there shall be no liability on the part of any party or its respective officers, directors or shareholders, except for obligations under Sections 4.2(b) and 4.8, Article 7, this Section 8.2 and Sections 9.11 and 9.17, all of which shall survive the termination; provided, however, that termination pursuant to this Article 8 prior to the Closing shall not relieve a defaulting or breaching party from any liability to the other party or parties hereto due to a breach of any representation, warranty, covenant or agreement contained in this Agreement (whether or not such representation, warranty, covenant or agreement would have survived the Closing Date).


                            ARTICLE 9
                          MISCELLANEOUS

     9.1 ENTIRE AGREEMENT; AMENDMENT. This Agreement and the other Operative contains the entire agreement among the parties hereto with respect to the transactions contemplated herein, and supersedes all prior agreements and negotiations and oral understandings relating to the subject matter hereof; provided that this provision is not intended to abrogate any other written agreement between the parties executed contemporaneously with or after this Agreement. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

     9.2 SUCCESSORS AND ASSIGNS. This Agreement and the rights of a party hereunder may not be assigned, and the obligations of a party hereunder may not be delegated, in whole or in part, without the prior written consent of all other parties hereto. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

     9.3  SCHEDULES AND EXHIBITS.  This Agreement includes all
Schedules and Exhibits referred to herein and attached hereto.

     9.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

     9.5 HEADINGS. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the interpretation hereof.

     9.6 MODIFICATION AND WAIVER. Any rights arising under this Agreement may be waived in writing at any time by the party holding the same. No waiver of any right shall be deemed to or shall constitute a waiver of any other rights hereunder (whether or not similar).

     9.7 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or by telecopy transmission or sent by registered or certified mail or by any express mail service, postage and fees prepaid:

if to Andina:       Embotelladora Andina S.A.
                    Avenida Andres Bello No. 2687 Piso 20
                    Casilla 7187
                    Santiago, Chile
                    Attention:  Chief Executive Officer
                    Telefax No.:  562/338/0510

with a copy to:     Embotelladora Andina S.A.
                    Avenida Andres Bello No. 2687 Piso 20
                    Casilla 7187
                    Santiago, Chile
                    Attention:  General Counsel
                    Telefax No.:  562/338/0570
if to the Majority  Inversiones Freire Ltda.
Shareholders:       Inversiones Freire Dos Ltda.
                    c/o Portaluppi, Guzman y Bezanilla
                    Huerfanos 863 Piso 9
                    Santiago, Chile
                    Attention:  Eugenio Guzman
                    Telefax No.:  562/638/3934

if to Citicorp:     Citicorp Banking Corporation
                    Avenida Andres Bello No. 2687 Piso 7
                    Casilla 7187
                    Santiago, Chile
                    Attention:  General Legal Counsel
                    Telefax No.:  562/338/8138

if to SPC:          Bottling Investment Limited
                    Avenida Andres Bello No. 2687 Piso 7
                    Casilla 7187
                    Santiago, Chile
                    Attention:  General Legal Counsel
                    Telefax No.:  562/338/8138

or at such other address or number for a party as shall be specified by like notice. Any notice which is delivered personally or by telecopy transmission or by mail in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party.

     9.8  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY
AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE
STATE OF NEW YORK, UNITED STATES OF AMERICA, WITHOUT GIVING
EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

     9.9 CONSTRUCTION. No provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental authority by reason of such party's having or being deemed to have structured or drafted such provision.

     9.10 SPECIFIC PERFORMANCE. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including in the form of injunctions, in order to enforce specifically the provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

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

     9.11 CONSENT TO JURISDICTION, ETC.

          (a) Each of the parties hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement (for purposes of this Section, a "Legal Dispute") may be brought to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York, New York, United States of America or, in the event (but only in the event) such court does not have subject matter jurisdiction over such action, suit or proceeding, in the courts of the State of New York sitting in the City of New York, New York, United States of America.

          (b) Each of the parties hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding referred to in Section 9.11(a), that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such court or that its property is exempt or immune from execution, that the action, suit or proceeding is brought in an inconvenient forum or that the venue of the action, suit or proceeding is improper. Each of the Andina Parties hereby irrevocably appoints CT Corporation System (the "Agent for Service") as its agent to receive on its behalf service of copies of the summons and complaint and any other process which may be served in any such action, suit or proceeding. Such service may be made by mailing or delivering a copy of such process to such Andina Party in care of the Agent for Service at the address of the Agent for Service in the State of New York, United States of America, and each Andina Party hereby irrevocably authorizes and directs the Agent for Service to accept such service on its behalf.

          (c) Each party hereto agrees that a final judgment in any action, suit or proceeding described in this Section
9.11 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     9.12 TRANSLATIONS This Agreement has been executed, and all amendments, supplements, modifications or replacements hereto shall be made, in the English language. This Agreement may be translated into the Spanish language for convenience of one or more of the parties hereto, provided that in case of discrepancies the English version shall prevail in all cases.

     9.13 NO THIRD-PARTY BENEFICIARIES. Except as otherwise specifically provided herein, nothing in this Agreement is intended to confer upon any person other than the parties thereto any rights or remedies.

     9.14 "INCLUDING". Words of inclusion shall not be construed as terms of limitation herein, so that references to "included" matters shall be regarded as non-exclusive, non-characterizing illustrations.

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

     9.15 REFERENCES. Whenever reference is made in this Agreement to any Article, Section, Schedule or Exhibit, such reference shall be deemed to apply to the specified Article or Section of this Agreement or the specified Schedule or Exhibit to this Agreement.

     9.16 MATERIAL ADVERSE EFFECT. As used in this Agreement, the term "Material Adverse Effect" means (a) when used with reference to any of the Andina Parties, a material adverse effect on (i) the financial condition or business of Andina and the Andina Subsidiaries, taken as a whole or (ii) the ability of Andina, the Majority Shareholders, Atlantico or any other Andina Subsidiary to consummate the transactions contemplated by this Agreement; and (b) when used with reference to Citicorp or SPC, a material adverse effect on the ability of Citicorp or SPC to consummate the transactions contemplated by this Agreement.

     9.17 EXPENSES. Except as otherwise agreed herein or in any other agreement between the parties entered into on or subsequent to the date hereof, each party hereto shall pay all costs and expenses incurred by such party or its subsidiaries or affiliates or on its or their behalf in connection with this Agreement and the transactions contemplated hereby, including any stock transfer taxes, recording fees or other similar taxes, any brokerage fees, commissions or finder's fees, and any fees and expenses of its or their own financial consultants, accountants and counsel.

     9.18 EXCHANGE RATE. To the extent that any amount specified herein in a particular currency is paid in another country in the currency of that country, the amount paid shall be converted into the specified currency at the average of the conversion rates for such currencies as announced by Citicorp, N.A., New York, New York. For purposes hereof, the "conversion rate" shall be the average of the buy and sell conversion rates for commercial transactions at the end of the business day prior to the business day on which such amount is paid.

     9.19 SEVERABILITY. The invalidity or unenforceability of any provision hereof in any jurisdiction will not affect the validity or enforceability of the remainder hereof in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. To the extent permitted by applicable law, each party waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect. If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by their duly authorized representatives on the date first above written.


                                 EMBOTELLADORA ANDINA S.A.

                                 By:    /s/ JOSE SAID S.
                                 Name:  Jose Said S.
                                 Title: Chairman of the Board

                                 By:    /s/ JOSE ANTONIO GARCES
                                 Name:  Jose Antonio Garces
                                 Title: Director


                                 INVERSIONES FREIRE LTDA.

                                 By:    /s/ JOSE SAID S.
                                 Name:  Jose Said S.
                                 Title: Attorney-in-fact

                                 By:    /s/ JOSE ANTONIO GARCES
                                 Name:  Jose Antonio Garces
                                 Title: Attorney-in-fact


                                 INVERSIONES FREIRE DOS LTDA.

                                 By:    /s/ JOSE SAID S.
                                 Name:  Jose Said S.
                                 Title: Attorney-in-fact

                                 By:    /s/ JOSE ANTONIO GARCES
                                 Name:  Jose Antonio Garces
                                 Title: Attorney-in-fact

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

                                 CITICORP BANKING CORPORATION

                                 By:    /s/ DIEGO PERALTA V.
                                 Name:  Diego Peralta V.
                                 Title: Authorized Officer


                                 BOTTLING INVESTMENT LIMITED

                                 By:/s/ DIEGO PERALTA V.
                                 Name:  Diego Peralta V.
                                 Title:  Chairman of the Board